SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021
Commission File Number 001-40469

AcuityAds Holdings Inc.

(Translation of registrant’s name into English)

70 University Ave., Suite 1200
Toronto, Ontario
M5J 2M4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Unaudited Condensed Interim Consolidated Financial Statements of the Registrant for the three and six months ended June 30, 2021 and 2020
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the three and six months ended June 30, 2021
99.3	AcuityAds Holdings Inc. – Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	AcuityAds Holdings Inc. – Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACUITYADS HOLDINGS INC.

Date: August 10, 2021	By:	/s/ Jonathan Pollack
		Name:	Jonathan Pollack
		Title:	Chief Financial Officer